

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President
Listing Qualifications

Electronic Mail Only

November 10, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 10, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Triterras, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Ordinary Shares, par value $0.0001 per share &
Warrants, each redeemable for one ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with qualification of its Form F-4, and we hereby join in such request.

Sincerely,

Yolanda Goettsch